UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023

Commission File Number: 001-40884

ARBE ROBOTICS LTD.

(Translation of registrant’s name into English)

HaHashmonaim St. 107

Tel Aviv-Yafo, Israel

Tel: +972-73-7969804, ext. 200

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒        Form 40-F ☐

INFORMATION CONTAINED IN THIS CURRENT REPORT ON FORM 6-K

Third Quarter Earnings Press Release

On November 8, 2023, Arbe Robotics Ltd. (the “Company”) issued a press release announcing the results of its operations for the quarter ended June 30, 2023. The press release is furnished as Exhibit 99.1 to this Report on Form 6-K.

The Company will host a live conference call and webcast on Wednesday, November 8, 2023 at 8:30 a.m. Eastern Time to discuss the Company’s third quarter financial results.

Speakers will include Kobi Marenko, co-founder and chief executive officer, and Karine Pinto-Flomenboim, chief financial officer. Interested persons can register in advance at https://dpregister.com/sreg/10183758/fad198fe74. Log-in instructions will be available after registering for the event.

The live call may be accessed via telephone at (833) 316-0562 toll-free, (80) 921-2373 Israel toll-free, or (412) 317-5736 internationally A telephonic replay of the conference call will be available following the end of the conference call until November 22, 2023 at (877) 344-7529, or (412) 317-0088 internationally, using access ID: 2439734. A live webcast of the call can be accessed at https://event.choruscall.com/mediaframe/webcast.html?webcastid=lpNvIJZp or from Arbe’s Investor Relations website at: https://ir.arberobotics.com. An archived webcast of the conference call will also be made available on the website following the call.

Cautionary Note Regarding Forward-Looking Statements

The press release and any statements made at the conference call and webcast referred to in the press release, contains “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended by the Private Securities Litigation Reform Act of 1995. The words “expect,” “believe,” “estimate,” “intend,” “plan,” “anticipate,” “may,” “should,” “strategy,” “future,” “will,” “project,” “potential” and similar expressions indicate forward-looking statements. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. These risks and uncertainties include, but are not limited to (i) effect on the Israeli economy generally and on Arbe’s business resulting from the terrorism and the hostilities in Israel and with its neighboring countries including the effect of the call-up of a significant portion of its working population; (ii) the effect of any downgrading of the Israeli economy and the effect of changes in the exchange rate between the US dollar and the Israeli shekel; (iii) the extent that Arbe receives binding orders and commitments on the projects that are in the final stage of selection; (iv) the extent of binding purchase orders from the preliminary orders made by Weifu and HiRain; (v) our ability to obtain design-ins during 2023; (vi) unanticipated delays or difficulties in connection with the evaluation of Arbe’s products in evaluation and test programs; (vii) Arbe’s ability to have products manufactured for it by its third party supplier that meet Arbe’s and its customers’ quality standards and delivery requirements; (viii) Arbe’s ability to meet its projected revenue level and its ability to operate profitably; (ix) Arbe’s ability to meet its timetable both to achieve full production and to meet the delivery requirements of its customers; (x) the development of safe autonomous vehicles that include Arbe’s radar systems; (xi) the extent that regulations restrict or ban the use of driverless cars; (xii) the ability of its Tier 1 customers to successfully market radar systems using Arbe’s radar to automobile manufacturers; (xiii) Arbe’s ability to develop and market products based on its radar technology for uses outside of the automotive industry; (xiv) accidents or bad press resulting from accidents involving autonomous driving vehicles, even those using radar products from other companies or based on other technology and the effect of any accidents with vehicles using Arbe’s radar system; (xv) the effect of laws and changes in laws that have an effect on the market for or the requirement for autonomous vehicles; (xvi) Arbe’s belief that an increased demand for autonomous vehicles and the transition to mass production of Level 2 and higher autonomous vehicles, requiring advanced systems for automatically integrating vehicles in traffic and preventing traffic accidents, are expected to increase the demand for products in Arbe’s field of activity; (xvii) changes or inaccuracies in market projections; and the risk and uncertainties described in “Cautionary Note Regarding Forward-Looking Statements,” “Item 5. Operating and Financial Review and Prospects” and Item 3. Key Information –Risk Factors” in Amendment No. 2 to Arbe’s Annual Report on Form 20-F/A for the year ended December 31, 2022, which was filed with the Securities and Exchange Commission on May 16, 2023, as well as other documents filed by Arbe with the SEC. Accordingly, you are cautioned not to place undue reliance on these forward-looking statements. Forward-looking statements relate only to the date they were made, and Arbe does not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made except as required by law or applicable regulation.

Information contained on, or that can be accessed through, Arbe’s website or any other website is expressly not incorporated by reference into and is not a part of this Form 6-K.

Exhibit Index

Exhibit No.	Document Description

99.1	Press Release dated November 8, 2023*

*	The consolidated balance sheets at September 30, 2023 and December 31, 2022, the consolidated statements of operations for the three and nine months ended September 30, 2023 and 2022, and the consolidated statements of cash flow for the three and nine months ended September 30, 2023 and 2022 are incorporated by reference in any registration statement on Form F-3 or Form S-8 that incorporates by reference material filed by the issuer with the SEC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARBE ROBOTICS LTD.

Date: November 8, 2023	By:	/s/ Kobi Marenko
	Name:	Kobi Marenko
	Title:	CEO

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